UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71038

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CV Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

810 N. Tumbleweed Trail

(No. and Street)

Austin	Texas	78733
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael S. Marr	704.634.0095	mmarr@creovalo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's, P.C.

(Name – if individual, state last, first, and middle name)

3535 Roswell Road, Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

06/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael S. Marr _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CV Securities LLC _____, as of 2/16 _____, 2 026 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public, State of Texas
County of   Montgomery
                           135131444

Jade Collins   10/15/2028
_____
Notary Public   Jade Collins
Electronically signed and notarized online using the Proof platform.

Signature: *Michael Stewart Marr*
_____
Title:
Chief Financial Officer
_____

NOTARY PUBLIC STATE OF TEXAS	**Jade Collins**
	ID NUMBER
	135131444
	COMMISSION EXPIRES
	October 15, 2028

This filing contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CV Securities LLC

Audited Financial Statements

and

Accompanying Information

For the Year Ended December 31, 2025

CV SECURITIES LLC
INDEX FOR FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CV Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CV Securities LLC as of December 31, 2025, the related statements of operations, changes in member's equity and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CV Securities LLC as of December 31, 2025, and the results of its operations and its cash flows for the year the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CV Securities LLC 's management. Our responsibility is to express an opinion on CV Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's I- Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule III Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of CV Securities LLC 's financial statements. The supplemental information is the responsibility of CV Securities LLC 's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, II. and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2023.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 13, 2026

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683


CV Securities LLC
Statement of Financial Condition
For the Year Ended December 31, 2025

Assets


		December 31, 2025
Cash and cash equivalents	$	283,600
Prepaid expenses		2,506
Other assets		1,097
Total assets	**$**	**287,203**


Liabilities


Accounts payable and accrued expenses	$	16,206
Due to CreoValo LLC-Related Party		5,209
Total liabilities	**$**	**21,415**


Equity


Member's equity	**$**	**265,788**
Total liabilities and member's equity	**$**	**287,203**

The accompanying notes are an integral part of these statements.

CV Securities LLC
Statement of Operations
For the Year Ended December 31, 2025

		Year Ended December 31, 2025
Revenues		
Referral Fee Income	$	1,066,359
Total revenues		**1,066,359**
Expenses		
Registered representative commissions		420,036
Bank Charges		90
Contract labor		78,000
General Administrative		23
Insurance		364
Legal & professional services		16,945
Office supplies & software		7,041
FINRA regulatory fees		3,379
SIPC regulatory fees		1,505
Shared expenses		
Shared computer		8,297
Shared consulting		39,770
Total Shared Expenses		48,067
Third Party Referral Fees		58,319
Total expenses		**633,769**
Net income (loss)	$	**432,590**

The accompanying notes are an integral part of these statements.

CV Securities LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

Balance January 1, 2025	**$**	**133,198**
Net income		**432,590**
Member Distribution		**(300,000)**
Balance December 31, 2025	**$**	**265,788**

The accompanying notes are an integral part of these statements.

CV Securities LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

		For the year ended December 31, 2025
Cash flows from operating activities		
Net income (loss)	$	**432,590**
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Increase in prepaid expenses		(171)
Increase in other assets		(916)
Decrease in accounts payable and accrued expenses		(8,712)
Increase in due to CreoValo LLC		5,209
Total adjustments to reconcile net income (loss) to net cash provided by operations:		**(4,590)**
Net cash provided by operating activities		**428,000**
Cash flows from financing activities		
Distribution to CreoValo LLC		(300,000)
Net cash used in Financing activities		**(300,000)**
Net cash increase (decrease) for period		**128,000**
Cash and cash equivalents at beginning of period		**155,600**
Cash and cash equivalents at end of period	$	**283,600**

The accompanying notes are an integral part of these statements.

Note 1 - Nature of operations

CV Securities LLC (the "Company") is a Texas limited liability company formed on August 17, 2022. The Company is wholly owned by CreoValo LLC., a Texas limited liability company ("Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer ("BD") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America as applicable to brokers and dealers in securities. FINRA authorized the Company to commence business effective September 11, 2023.

Note 2 - Summary of significant accounting policies

Basis of Accounting-The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The Company is evaluating new accounting standards and will implement as required.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Company places its cash and cash equivalents on deposit with a national financial institution. The balance at the financial institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Revenue Recognition
The new revenue recognition guidance, ASC 606, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue for referral fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction and the Company is notified that the transaction has been funded or the contract is cancelled). However, for certain contracts, revenue is recognized over time during which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenue on the Statement of Financial Condition. There were no deferred revenues for 2025.

Income taxes

The Company has elected to be treated as a limited liability company for state and federal income tax reporting purposes and is a wholly-owned subsidiary of Parent. As such, substantially all of the Company's income and loss is reported by Parent and is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes* . Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. Rule 15c3-1 further requires that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10:1. The net capital and net capital ratio as of December 31, 2025 were:

2025
Net capital $262,185; Excess Net Capital $257,186
Net capital ratio (ratio of indebtedness to capital) 0.08167

Note 4 - Part I, Form X-17a-5:

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 5 - Related Party Transactions

Effective September 11, 2023, the Company entered into an Expense Sharing Agreement ("ESA") with Parent pursuant to which the Company was allocated certain consulting fees and technology costs (collectively "Fees") in the total amount of $48,067, which were paid by Parent and is reflected in the accompanying Statement of Operations, $5,209 is payable to Parent and reflected in the accompanying Statement of Financial Conditions. During the year the Company made a cash distribution to Parent in the amount of $300,000. No other significant related party transactions were incurred.

Note 6 - Subsequent Events

Events that occur after the statement of financial condition date but before the financial statements are available to be issued must be evaluated for recognition or disclosure. The effect of subsequent events that provide evidence about conditions that existed at the statement of financial conditions date are recognized in the accompanying statements. Subsequent events which provide evidence about conditions that existed after the statement of financial condition date require disclosure in the accompanying notes. The Company has evaluated subsequent events through February 13, 2026, in connection with the preparation of these financial statements which is the date the financial statements were available to be issued.

Note 7 - Concentrations

The Company's revenue is from seven (7) referral engagements.

Note 8   Single Reportable Segment

The Company is engaged primarily in the referral of potential securities transactions to other independent broker-dealers that provide investment banking advisory services related to mergers, acquisitions and capital raises. The Company's Chief Executive Officer is its chief operating decision maker ("CODM"), who with the assistance of the Company's Financial and Operations Principal uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make certain operational decisions while maintaining capital adequacy. The Company's referral business constitutes a single operating segment and therefore, a single reportable segment. The accounting policies used to measure the profit and loss of the Company are the same as those described in the summary of significant accounting policies.


Schedule I
CV Securities LLC
For the Year Ended December 31, 2025
Computation of Net Capital and Net Capital Ratio
under Rule 15c3-1 of the Securities and Exchange Act of 1934


Equity from Statement of Financial Condition	$	265,788
Plus:		
Non-cash adjustments to Net Capital	$	-
Less:		
Nonallowable assets and miscellaneous capital charges		(3,603)
Net Capital	$	262,185
Aggregate indebtedness	$	21,415
Minimum net capital required (the greater of $5000 or		
6 2/3% of aggregate indebtedness	$	5,000
Net Capital excess of minimum requirements	$	257,185
Ratio of aggregate indebtedness to net capital		.08167 to 1

There is no material difference between the above computation and the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2025.

Schedule II
CV Securities LLC
For the Year Ended December 31, 2025
Computation for Determination of Reserve Requirements under Rule 15c3-3
of the Securities and Exchange Commission

The Company does not claim an exemption under Rule 15c3-3 in reliance on Footnote 74 of SEC Release No. 34-70073 and as discussed in Q8 of the related FAQ issued by the SEC Staff.

The Company does not hold customer funds or cash.

Schedule III
CV Securities LLC
For the Year Ended December 31, 2025
Information Relating to the Possession or Control Requirements under Rule 15c3-3
of the Securities and Exchange Commission

The Company does not claim an exemption under Rule 15c3-3 in reliance on Footnote 74 of the SEC Release No. 34-70073 and as discussed in Q8 of the related FAQ issued by the SEC staff.

The Company does not hold customer funds or securities.

Independent Registered Public Accounting Firm's Report on Exemption

goldman & COMPANY, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
CV Securities LLC

We have reviewed management's statements for the year ended December 31, 2025, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) CV Securities LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to include receiving transaction-based referral compensation from investment banks for identifying and introducing merger and acquisition and private placement of debt or equity financings for companies and their owners.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CV Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CV Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 13, 2026

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683



CV Securities LLC Exemption Report

CV Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a- 5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

>   (1) As set forth in Article B. (2) of the Company's Membership Agreement, the Company does not claim an exemption under 17 C.F.R. § 240.15c3-3, and

>   (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company limits its business activities to receiving transaction-based referral compensation from investment banks for identifying and introducing merger and acquisition and private placement of debt or equity financings for companies and their owners; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period beginning January 1, 2025 through December 31, 2025 without exception.

CV Securities LLC

I, Michael S. Marr, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Michael Marr*
Name: Michael S. Marr
Title: Financial and Operations Principal Officer

January 18, 2026